UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.         English translation of a letter dated May 17, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, May 17, 2019

Chairman of the

Comisión Nacional de Valores

Mr. Marcos Ayerra

RE.: Judgment of first instance in the case entitled “ADUC c/Telecom Argentina S.A. according to summary proceeding” (Docket No.: 8164/2017).

Dear Sirs,

I am writing you in my capacity as Attorney in Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), with an update to the relevant fact published on the Financial Information Highway (AIF) on March 6, 2019 (ID No. 4-2443650-D), by which we informed of the notification of a legal preventive action for the cessation of damages in the case indicated above that sought for the Company to resume “delivery to consumers of information on physical support, until such consumers expressly opt for the delivery option through alternative means.”

The Company, with the assistance of its legal counselors, answered the complaint, opposed exceptions, founded its defense and requested the rejection of the preventive action promoted by ADUC.

On May 16, 2019 Telecom Argentina was notified of the decision issued in these proceedings by the Lower National Commercial Court No. 17, Secretariat No. 33, which ruled: “i) To reject the damage prevention measure requested by the plaintiff ... “.

The decision is not yet final. The Company, with the assistance of its legal counselors, will continue to defend its interests within the framework of this action.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 20, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations